                                                       COMMISSION FILE NO. 1-496
- --------------------------------------------------------------------------------






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                               Title of the plan:
                           ---------------------------


                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

                  Issuer of the securities held pursuant to the plan:
       ------------------------------------------------------------------



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                   -------------------------------------------





                              FINANCIAL STATEMENTS
                              --------------------



                STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY
                           December 31, 1995 and 1994

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  Years ended December 31, 1995, 1994, and 1993

                                       For

                                  ANNUAL REPORT

                                    FORM 11-K

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

     STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY WITH FUND INFORMATION

                                DECEMBER 31, 1995

                                 HERCULES
                               INCORPORATED                              BLENDED          FIDELITY
                                 COMMON       EQUITY     GOVERNMENT    INTEREST RATE      MAGELLAN
                                  STOCK        FUND      BOND FUND     SAVINGS FUND         FUND        LOAN FUND      TOTAL
                                  -----        ----      ---------     ------------         ----        ---------      -----

ASSETS

Investments                     $870,396(a)  $532,254(b)  $      0     $ 10,593,316      $1,948,450(c)  $320,110(d)  $14,264,526
Receivable from Company                0        2,494            0           (7,402)          7,530            0           2,622
Cash                              21,522        3,122            0          264,279          13,339          160         302,422
                                --------     --------     --------     ------------      ----------     --------     -----------
  Total Assets                  $891,918     $537,870     $      0     $ 10,850,193      $1,969,319     $320,270     $14,569,570
                                ========     ========     ========     ============      ==========     ========     ===========


LIABILITIES & EQUITY

Plan Equity                     $891,918     $537,870     $      0     $ 10,850,193      $1,969,319     $320,270     $14,569,570
                                --------     --------     --------     ------------      ----------     --------     -----------
  Total Liabilities & Equity    $891,918     $537,870     $      0     $ 10,850,193      $1,969,319     $320,270     $14,569,570
                                ========     ========     ========     ============      ==========     ========     ===========


(a)      At fair value.  Cost:  $214,191.   Shares: 15,439.
(b)      At fair value.  Cost:  $531,507.
(c)      At fair value.  Cost:  $1,796,545.
(d)      Represents loans to plan participants.

    The accompanying notes are an integral part of the financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

     STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY WITH FUND INFORMATION

                                DECEMBER 31, 1994

                              HERCULES
                             INCORPORATED                                 BLENDED           FIDELITY
                               COMMON         EQUITY     GOVERNMENT    INTEREST RATE        MAGELLAN
                                STOCK          FUND       BOND FUND     SAVINGS FUND          FUND        LOAN FUND         TOTAL
                              ----------     --------     --------       -----------      -----------      --------      -----------

ASSETS

Investments                   $1,867,454(a)  $301,076(b)  $ 24,643(c)    $12,427,503      $ 1,178,384(d)   $276,791(e)   $16,075,851
Receivable from Company            1,316        2,865         (273)           22,590            5,293           150           31,941
Cash                              42,145       51,559          (26)          604,798           20,035        28,052          746,563
                              ----------     --------     --------       -----------      -----------      --------      -----------
  Total Assets                $1,910,915     $355,500     $ 24,344       $13,054,891      $ 1,203,712      $304,993      $16,854,355
                              ==========     ========     ========       ===========      ===========      ========      ===========


LIABILITIES & EQUITY

Other Liabilities             $    1,051     $      1     $      0       $         0      $         0      $  7,956      $     9,008
Advances from Company                  0            0            0                 0              123             0              123
Plan Equity                    1,909,864      355,499       24,344        13,054,891        1,203,589       297,037       16,845,224
                              ----------     --------     --------       -----------      -----------      --------      -----------
  Total Liabilities & Equity  $1,910,915     $355,500     $ 24,344       $13,054,891      $ 1,203,712      $304,993      $16,854,355
                              ==========     ========     ========       ===========      ===========      ========      ===========



(a)      At fair value.  Cost:  $956,271.   Shares: 48,505.
(b)      At fair value.  Cost:  $305,588.
(c)      At fair value.  Cost:  $24,643.
(d)      At fair value.  Cost:  $1,233,978.
(e)      Represents loans to plan participants.

    The accompanying notes are an integral part of the financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995

                              HERCULES
                             INCORPORATED                               BLENDED        FIDELITY
                                COMMON       EQUITY     GOVERNMENT   INTEREST RATE     MAGELLAN       LOAN
                                STOCK         FUND      BOND FUND    SAVINGS FUND        FUND         FUND          TOTAL
                             -----------    ---------    --------    ------------    -----------    ---------    ------------

CONTRIBUTIONS:
Participating Employees      $     2,464    $  64,422    $    891    $  1,036,960    $   191,928    $       0    $  1,296,665
Company Contributions             21,136       18,305           0         307,211         39,908            0         386,560
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
   Subtotal Contributions         23,600       82,727         891       1,344,171        231,836            0       1,683,225
Interplan Transfers                    0      448,045      (1,430)      1,776,945      1,324,737            0       3,548,297
Investment Income:
   Cash Dividends                 34,982            0           0               0        108,236            0         143,218
   Interest                        2,175        1,100           0         776,482          2,299       23,189         805,245
Change in Market Value          (140,386)      17,023         796         (27,239)       228,212            0          78,406
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
   Total                     $   (79,629)   $ 548,895    $    257    $  3,870,359    $ 1,895,320    $  23,189    $  6,258,391
Withdrawals                     (813,477)    (436,353)    (24,601)     (5,835,160)    (1,424,716)         262      (8,534,045)
Interfund Transfers             (124,840)      69,829           0        (239,897)       295,126         (218)              0
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
Change in Plan Equity         (1,017,946)     182,371     (24,344)     (2,204,698)       765,730       23,233      (2,275,654)
Plan Equity, Dec. 31, 1994     1,909,864      355,499      24,344      13,054,891      1,203,589      297,037      16,845,224
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
Plan Equity, Dec. 31, 1995   $   891,918    $ 537,870    $      0    $ 10,850,193    $ 1,969,319    $ 320,270    $ 14,569,570
                             ===========    =========    ========    ============    ===========    =========    ============




    The accompanying notes are an integral part of the financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1994

                               HERCULES
                             INCORPORATED                              BLENDED        FIDELITY
                               COMMON        EQUITY      GOVERNMENT  INTEREST RATE    MAGELLAN        LOAN
                               STOCK          FUND       BOND FUND   SAVINGS FUND       FUND          FUND          TOTAL
                             -----------    ---------    --------    ------------    -----------    ---------    ------------

CONTRIBUTIONS:
Participating Employees      $    19,391    $  82,127    $ 14,095    $  1,296,547    $   179,305    $     150    $  1,591,615
Company Contributions            140,989       15,884           0         334,351         38,821            0         530,045
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
   Subtotal Contributions    $   160,380    $  98,011    $ 14,095    $  1,630,898    $   218,126    $     150    $  2,121,660
Interplan Transfers                    0     (303,343)     26,946          17,546         (3,732)      30,505        (232,078)
Investment Income:
   Cash Dividends                 52,760            0           0              75              0            0          52,835
   Interest                        2,364        1,190           7         907,976         48,656       28,052         988,245
Change in Market Value          (584,157)      (3,539)        314          24,144        (73,214)           0        (636,452)
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
   Total                     $  (368,653)   $(207,681)   $ 41,362    $  2,580,639    $   189,836    $  58,707    $  2,294,210
Withdrawals                      (92,391)    (102,451)    (80,432)     (2,869,931)       (79,426)        (317)     (3,224,948)
Interfund Transfers             (481,584)     258,419           0         202,591        (17,310)      37,884               0
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
Change in Plan Equity           (942,628)     (51,713)    (39,070)        (86,701)        93,100       96,274        (930,738)
Plan Equity, Dec. 31, 1993     2,852,492      407,212      63,414      13,141,592      1,110,489      200,763      17,775,962
                             -----------    ---------    --------    ------------    -----------    ---------    ------------
Plan Equity, Dec. 31, 1994   $ 1,909,864    $ 355,499    $ 24,344    $ 13,054,891    $ 1,203,589    $ 297,037    $ 16,845,224
                             ===========    =========    ========    ============    ===========    =========    ============

    The accompanying notes are an integral part of the financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1993

                                     HERCULES
                                   INCORPORATED                              BLENDED        FIDELITY
                                     COMMON        EQUITY     GOVERNMENT   INTEREST RATE    MAGELLAN        LOAN
                                      STOCK         FUND      BOND FUND    SAVINGS FUND      FUND           FUND          TOTAL
                                      -----         ----      ---------    ------------      ----           ----          -----


CONTRIBUTIONS:
Participating Employees            $    13,640    $  25,480    $ 17,263    $  1,126,631    $    82,020    $       0    $  1,266,034
Company Contributions                  158,614        8,210         388         140,344         23,442            0         330,998
                                   -----------    ---------    --------    ------------    -----------    ---------    ------------
   Subtotal Contributions          $   172,254    $  33,690    $ 17,651    $  1,266,975    $   106,462    $       0    $  1,597,032
Interplan transfers                    352,762      572,505           0       7,856,933        931,495      201,207       9,914,902
Investment Income:
   Cash Dividends                       57,289            0           0               0              0            0          57,289
   Interest                              1,281          515         833         687,673         62,350            0         752,652
Change in Market Value               1,461,885        6,746         506           1,001         13,901            0       1,484,039
                                   -----------    ---------    --------    ------------    -----------    ---------    ------------
   Total                           $ 2,045,471    $ 613,456    $ 18,990    $  9,812,582    $ 1,114,208    $ 201,207    $ 13,805,914
Withdrawals                           (554,117)     (47,135)     (9,213)     (1,388,251)       (60,909)      (7,638)     (2,067,263)
Interfund Transfers                   (374,890)    (188,714)      5,465         493,755         57,190        7,194               0
                                   -----------    ---------    --------    ------------    -----------    ---------    ------------
Change in Plan Equity                1,116,464      377,607      15,242       8,918,086      1,110,489      200,763      11,738,651
Plan Equity, Dec. 31, 1992           1,736,028       29,605      48,172       4,223,506              0            0       6,037,311
                                   -----------    ---------    --------    ------------    -----------    ---------    ------------
Plan Equity, Dec. 31, 1993         $ 2,852,492    $ 407,212    $ 63,414    $ 13,141,592    $ 1,110,489    $ 200,763    $ 17,775,962
                                   ===========    =========    ========    ============    ===========    =========    ============


    The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Hercules Incorporated Employee Savings Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets, liabilities, and plan equity and the statement of income and changes in plan equity.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Government Bond Fund and The Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day in January of the year following retirement.

         The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         The unrealized appreciation (depreciation) for all investments at December 31, 1995, December 31, 1994, and December 31, 1993 and January 1, 1993 was $808,857, $851,077, $1,932,981, and $889,575, respectively.

2. INVESTMENT PROGRAM

         Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the following medium, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         During May 1993, the Money Market Fund was eliminated and a U.S. Government Bond Fund and a Long-Term Capital Appreciation Fund (Fidelity Magellan) were added as investment media under the Plan. Participants with balances in the Money Market Fund were provided the option to transfer their balances to other investment funds or have their balances automatically transferred to the new U.S. Government Bond Fund.

         The following investment medium are available under the Employee Savings Plan.

     1.  Hercules Incorporated Common Stock.

     2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1995, the blended yield of these contracts was approximately 6.6%.

     3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

     4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.

     5. Fidelity Magellan Fund is a Long-Term Capital Appreciation Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

         The Company contribution, as defined in the Plan, is equal to 25% of the participants' contribution.

         There were 445 participants at December 31, 1995 who participated in one or more of the five investment media. At December 31, 1995 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock ..................   86
         Equity Fund..........................................   67
         Government Bond Fund.................................    0
         Blended Interest Rate Savings Fund ..................  410
         Fidelity Magellan Fund...............................  133


3. INTERPLAN TRANSFERS

         Interplan transfers represent transfers from acquired company plans and rollovers of new employees' distributions from defined contribution plans.

         Effective July 1, 1993, the net assets of the Employee Savings Plan (approximately $10 MM) of the Aqualon Company (a wholly-owned subsidiary of Hercules Incorporated) were transferred to the Hercules Incorporated Employee Savings Plan. Participant's benefits under the Plan were substantially unaffected by the transfer of net assets.

4. TAX STATUS

         The United States Treasury Department advised on June 21, 1995 that the Plan as amended through January 1, 1995 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

         The Federal Income Tax status of the employee is covered under the caption "Federal Tax Aspects" of the Registration Statement "Hercules Incorporated Employee Savings Plan" (No. 33-21667) on Form S-8 and supplemented by periodic benefit updates.

5. INVESTMENTS

         Investments that represent five percent or more of Plan Equity at December 31, 1995 or 1994 are as follows:

                                                    1995         1994
                                                    ----         ----

Hercules Incorporated Common Stock               $  870,396   $1,867,454

Fidelity Magellan Fund                           $1,948,450   $1,178,384

Group Annuity Contract with Peoples
     Life Insurance Company (#BDA 00002TR)       $1,430,318   $1,530,997

Group Annuity Contract with Provident Life and
     Accident Insurance Company (#630-05537)     $1,148,051   $1,234,558

Group Annuity Contract with Metropolitan Life
     Insurance Company (#12833)                  $1,205,855   $  935,268

GIC Prudential (#GA 8083)                        $1,592,213           --

Hartford Life Contract (#GA 10226)               $  752,044           --


6. DIVESTITURE

         On March 15, 1995 Hercules completed the sale of its Aerospace business to Alliant Techsystems Inc. (Alliant). The sale agreement provided for a transfer of plan assets (approximately $4 million) and assumption of plan obligations to Alliant as of April 1, 1995.

7. RECLASSIFICATION

         Amounts allocated to persons who have elected to withdraw from the Plan but have not been paid as of year end are reported as part of plan equity. Previously these amounts were reported in liability for withdrawals. The 1994 information has been restated to conform with the 1995 presentation.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of plan equity per the financial statements to the Form 5500:

                                                                DECEMBER 31,
                                                ----------------------------
                                                    1995              1994
                                                    ----              ----

Plan equity per the financial statements        $ 14,569,570    $ 16,845,223

Amounts allocated to withdrawing participants        (19,764)       (121,881)
                                                ------------    ------------

Plan equity per the Form 5500                   $ 14,549,806    $ 16,723,342
                                                ============    ============


The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                      YEAR ENDED
                                                               DECEMBER 31, 1995
                                                               -----------------

Withdrawals per the financial statements                            $ 8,534,045

Add:     Amounts allocated to withdrawing participants at
         December 31, 1995                                               19,764

Less:    Amounts allocated to withdrawing participants at
         December 31, 1994                                             (121,881)
                                                                    -----------

Withdrawals per the Form 5500                                       $ 8,431,928
                                                                    ===========


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statements of assets, liabilities, and plan equity with fund information of Hercules Incorporated Employee Savings Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Incorporated Employee Savings Plan as of December 31, 1995 and 1994, and its income and changes in plan equity for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the accompanying statements of assets, liabilities, and plan equity of the Hercules Incorporated Employee Savings Plan and the related statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and income and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103
June 28, 1996

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

                                   H. Eugene McBrayer
                                   --------------------------------------------

                                   H. Eugene McBrayer, Chairman
                                   Finance Committee, Hercules Incorporated,
                                   Plan Administrator

Date:  June 28, 1996

                                  EXHIBIT INDEX

      Number                         Description

        23               Consent of Independent Accountants.